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AMERICAS

US Legal Services

J. Neil McMurdie

Counsel

(860) 723-2229

Fax: (860) 723-2216

neil.mcmurdie@us.ing.com

February 21, 2006	BY EDGARLINK

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Security Life of Denver Insurance Company

Security Life Separate Account L1

Prospectus Title: Strategic Benefit Variable Universal Life

File Nos.: 333-34402 and 811-08292

Withdrawal of Form RW

Ladies and Gentlemen:

On February 6, 2006, Security Life of Denver Insurance Company (the “Company”) and its Security Life Separate Account L1 (the “Account”), submitted, via electronic filing, a request for an order granting the withdrawal of its Registration Statement on Form S-6 (333-34402). The Accession Number was 0000917677-06-000002). Such Form RW failed to disclose information about the initial registration statement and pre-effective amendment filings. We hereby request, on behalf of the Company and the Account, that this request be withdrawn. A corrected Form RW is being filed with the Commission today.

If you have any questions regarding this submission, please call the undersigned at 860-723-2229.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

Hartford Site 151 Farmington Avenue, TS31 Hartford, CT 06156-8975	ING North America Insurance Corporation